19003114

SEC[illegible] COMMISSION
Washington, D.C. 20549

SEC Mail Processing
FEB 25 2019
Washington, DC

PUBLIC DOCUMENT

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 26408 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LESKO SECURITIES, INC**

| Official Use Only |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**53 CHENANGO STREET, SECOND FLOOR**
(No. and Street)

| **BINGHAMTON** | **NEW YORK** | **13901** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**KAREN STEBBINS** **(607) 724-2421**
(Area Code - Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**RDG & Partners CPAs, PLLC**

| **69B Monroe Avenue** | **Pittsford** | **NY** | **14534** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **GREGORY LESKO**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **LESKO SECURITIES, INC.**, as of **DECEMBER 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

**CEO**

Title

Notary Public

DAVID J. MCCLINTOCK
Notary Public - State of New York
No. 01MC6150938
Qualified in Broome County
My Comm. Expires Aug. 7, 2022

SEC Mail Processing
FEB 25 2019
Washington, DC

This report ** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).

☐ (d) Statement of Cash Flows.

☐ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Lesko Securities, Inc.:

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Lesko Securities, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lesko Securities, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Lesko Securities, Inc.'s management. Our responsibility is to express an opinion on Lesko Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lesko Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RDG + Partners CPAs PLLC

We have served as Lesko Securities, Inc.'s auditor since 2016.

Pittsford, NY

February 21, 2019

**LESKO SECURITIES, INC.**
**(A WHOLLY-OWNED SUBSIDIARY)**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2017**

**ASSETS**

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ | 36,648 |
| Receivable from brokers or dealers | | 1,473 |
| Mutual fund concessions receivable | | 245,983 |
| Marketable securities (at market, cost $191,066) | | 209,612 |
| Prepaid expenses | | 22,841 |
| TOTAL CURRENT ASSETS | | 516,557 |
| PROPERTY AND EQUIPMENT | | |
| Equipment | | 4,723 |
| Less: accumulated depreciation | | (4,723) |
| PROPERTY AND EQUIPMENT, net | | - |
| OTHER ASSETS | | |
| Deposit with clearing broker | | 10,000 |
| TOTAL ASSETS | $ | 526,557 |

See accompanying notes

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES | | |
| Commission payable | $ | 114,239 |
| Accrued expenses | | 2,161 |
| TOTAL CURRENT LIABILITIES | | 116,400 |
| LONG-TERM LIABILITIES | | |
| Deferred tax liability | | 4,800 |
| STOCKHOLDER'S EQUITY | | |
| Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding | | 10,200 |
| Retained earnings | | 395,157 |
| TOTAL STOCKHOLDER'S EQUITY | | 405,357 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 526,557 |

See accompanying notes

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018
(See Report of Independent Registered Public Accounting Firm)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Operations**

Lesko Securities, Inc. is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer and does not take possession of customer accounts or funds. The Company is a wholly owned subsidiary of Lesko Financial Services, Inc. (Parent).

**Method of Accounting**

The Company utilizes the accrual method of accounting.

**Use of Estimates**

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

**Accounts Receivable**

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that any realization of losses on balances outstanding at year-end will be immaterial.

**Marketable Securities**

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair values in the statement of financial condition.

**Property and Equipment**

Equipment is depreciated on the straight-line method over the estimated useful life of the related assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Revenue Recognition**

As of January 1, 2018, the Company adopted ASU 2014-09, *"Revenue from Contracts with Customers"* and all subsequent ASUs that modified Accounting Standards Codification ("ASC") 606, *"Revenue from Contracts with Customers."* The Company elected to apply the standard utilizing the cumulative effect approach. The implementation of the new standard did not have a material impact on the measurement or recognition of revenue.

Commission Income

Commission revenues resulting from the sale of securities and other investment products are recorded upon satisfaction of performance obligations. The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trail-based commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trail-based commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable. The following table depicts the disaggregation of commission revenue by product during the year ending December 31, 2018:

| | |
|---|---|
| Trail-based | |
| Mutual funds | $ 1,886,534 |
| Sales-based | |
| Mutual funds | 403,885 |
| Variable annuities | 687,004 |
| Bonds | 3,681 |
| National Financial Services clearing | 25,724 |
| Total | $ 3,006,828 |

Management and Investment Advisory Fees

Management and investment advisory fees are recognized as earned over the period in which investment management services are provided. While our investment management contracts are long-term in nature, the performance obligations are generally satisfied daily or monthly based on assets under management. The Company utilizes a TD Ameritrade platform to offer these services and fees ranging from 0.625% to 1.25% are received quarterly.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principal Transactions

Principal transactions include realized and unrealized gains and losses from securities owned by the Company. These revenues are not in scope for Topic 606 as they are not generated from contracts with customers.

Interest and Dividend Income

The Company earns interest and dividend income from cash equivalents and securities held. These revenues are not in scope for Topic 606 as they are not generated from contracts with customers.

**Income Taxes**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes result primarily from unrealized gains (losses) on securities.

**Concentrations of Credit Risk**

The Company sells investments primarily to customers in the Southern Tier of New York State. The Company maintains one office located in Binghamton, New York.

Cash in bank balances fluctuate during the year and can exceed federally insured amounts. Marketable securities fluctuate on a daily basis due to market risk.

NOTE 2 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Lesko Financial Services, Inc. (its parent Company), to pay Lesko Financial Services, Inc. a percentage of all indirect expenses incurred by Lesko Financial Services, Inc., after allowances for all direct expenses such as commissions due registered representatives. The rate approximates 97.5% for the 2018 reporting period. This payment is in lieu of rents and payments for services including, but not limited to, secretarial, clerical, accounting and technical staff; telephone service; mailing facilities and postage costs; printing and supply costs; travel expenses; subscriptions, etc. This agreement may be terminated by either party with thirty (30) days written notice. The total amount of rents and services amounted to $1,580,139 for the year ended December 31, 2018. A dividend of $28,250 was declared and paid to the Parent by the Company during the year ended December 31, 2018.

## NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $238,588, which was $230,828 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.49 to 1.

## NOTE 4 – TAXES ON INCOME

Deferred tax liabilities result from unrealized gains on securities.

Generally accepted accounting principles contain a two-step approach to recognizing and measuring uncertain tax positions. The Company considers many factors when evaluating and estimating its tax positions, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Based on guidance set forth in professional standards, the Company has not recorded any liabilities for uncertain tax positions.

## NOTE 5 - INVESTMENTS AND FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) ASC Topic 820, *Fair Value Measurements and Disclosures*, established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. There were no investments valued using Level 2 or 3 inputs.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 5 – INVESTMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the value of the Company's marketable securities as of December 31, 2018:

| | Cost | Fair Value | Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1) |
|---|---|---|---|
| Marketable securities | | | |
| Mutual funds - equities | $ 32,837 | $ 46,613 | $ 46,613 |
| Money market funds | 88,919 | 88,919 | 88,919 |
| Equities | 69,310 | 74,080 | 74,080 |
| Total | $ 191,066 | $ 209,612 | $ 209,612 |

The fair value standards require disclosure of significant transfers in and out of the three levels of hierarchy, including the reasons for the transfers. There were no transfers between levels during 2018.

The Company's other financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

NOTE 6 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income Taxes Paid

| | |
|---|---|
| Cash paid for income taxes | $ 26,118 |

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditor's report, which is the date the financial statements were available for issue.

**LESKO SECURITIES, INC.**
**(A WHOLLY-OWNED SUBSIDIARY)**

**DECEMBER 31, 2018**

## CONTENTS


| | PAGE |
|---|---|
| ANNUAL AUDITED REPORT FORM X-17A-5 PART III (Facing page) | 1 |
| OATH OR AFFIRMATION | 2 |
| REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 3 |
| FINANCIAL STATEMENT | |
| Statement of Financial Condition | 4 - 5 |
| Notes to Financial Statements | 6 - 10 |

**LESKO SECURITIES, INC.**
**(A WHOLLY-OWNED SUBSIDIARY)**

**BINGHAMTON, NEW YORK**

**AUDITED STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2018**

This report is deemed a PUBLIC DOCUMENT in accordance with Rule 17a-5(e)(3), under the Securities Exchange Act of 1934.